Exhibit (a)(14)

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

Press Release

COEUR D’ALENE MINES CORPORATION COMPLETES EXCHANGE OFFER OF ITS
13-3/8% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE DECEMBER 31, 2003

      COEUR D’ALENE, ID —Monday, July 30, 2001 —Coeur d’Alene Mines Corporation (NYSE: CDE) announced today that it’s offer to exchange its 13-3/8% Convertible Senior Subordinated Notes (the “13-3/8% Notes”) for up to 80% of the Company’s outstanding 7-1/4% Convertible Subordinated Debentures due October 31, 2005 and 6-3/8% Convertible Subordinated Debentures due January 31, 2004 and up to 25% of its 6% Convertible Subordinated Debentures due June 10, 2002 was completed (the “Exchange Offer”). The Exchange Offer commenced on June 29, 2001.

      The principal amounts of Debentures validly tendered and accepted for exchange were as follows: $54,539,000 of the 7-1/4% Convertible Subordinated Debentures due October 31, 2005, $26,606,000 of the 6-3/8% Convertible Subordinated Debentures due January 31, 2004 and $2,044,000 of the 6% Convertible Subordinated Debentures due June 10, 2002.

      As a result of the Exchange Offer, the Company will issue on closing, which is scheduled for August 1, 2001, $42,616,500 principal amount of its 13-3/8% Notes in exchange for the outstanding 7-1/4%, 6-3/8% and 6% Debentures which were tendered in the Exchange Offer.

      The Exchange Offer has reduced Coeur’s outstanding long-term debt by approximately $40.6 million, increased shareholders’ equity by approximately $39.3 million and will provide the Company with much greater financial flexibility as it moves forward. Together with strict cash conservation measures and reductions in operating costs, this transaction will help Coeur significantly improve its cash flow during this period of low silver prices.

      In addition, the Company also offered for sale to holders of Coeur’s outstanding Debentures who participated in the Exchange Offer, the right to purchase for cash additional 13-3/8% Notes (the “Cash Offer”). The Company reported that $25,000 principal amount of 13-3/8% Notes were sold in the Cash Offer.

      The 13-3/8% Notes have been approved for trading on the New York Stock Exchange. The 13-3/8% Notes are senior in right of payment to the outstanding 7-1/4%, 6-3/8% and 6% Debentures and are convertible into Coeur common stock at any time following the date of issue and prior to the date of maturity on December 31, 2003 at $1.35 per common share. Furthermore, the 13-3/8% Notes are redeemable at the option of the Company two years after issuance, subject to certain conditions, and at the option of the Note holders in the event of a change in control.

      Coeur d’Alene Mines Corporation is the leading primary silver producer located in the United States. The Company has silver and gold mining interests in Nevada, Idaho, Alaska, Chile and Bolivia.

Contact:	Michael A. Steeves

Director of Investor Relations

Coeur d’Alene Mines Corporation

(208)769-8155

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